

Mail Stop 3561

January 25, 2008

Mr. Avraham Dan
Managing Director and Chief Financial Officer
ICTS International N.V.
Biesbosch 225
1181 JC Amstelveen
The Netherlands

      Re: ICTS International N.V.
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed July 17, 2007
             File No. 0-28542

Dear Mr. Dan:

      We have reviewed the responses in your letter filed on January 11, 2008 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Controls and Procedures, page 47

1.   We have reviewed your response to prior comments 7 and 8 in our letter dated December 31, 2007. We reissue comment number 7. Please be advised that you cannot qualify your conclusion regarding the effectiveness of disclosure controls and procedures. It appears, based on your response, that management concluded that disclosure controls and procedures were ineffective as of December 31, 2006 due to certain weaknesses in the financial controls of a subsidiary.

If this is the case, please definitively state that management concluded that disclosures controls and procedures were ineffective as of December 31, 2006. You should then discuss the weaknesses and your plan to rectify this weakness.

If this is not the case, please definitively state that management concluded that disclosures controls and procedures are effective as of December 31, 2006. You should then discuss how the weaknesses in the financial controls of the subsidiary did not hinder your conclusion.

2.   We have reviewed your response to prior comments 7 and 8 in our letter dated December 31, 2007 and note that you state there were no significant changes in your internal control over financial reporting that occurred during your most recently completed fiscal year ended December 31, 2006 that has affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, and disclose in future filings, that there were no changes in your internal control over financial reporting that occurred during your most recently completed fiscal year ended December 31, 2006 that has affected, or is reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant